Exhibit 99.1

Glass House Brands to Attend the 25th Annual ICR Conference, Announces Preliminary Q4 2022 Financial Results

LONG BEACH, CA and TORONTO, JANUARY 5, 2023 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that its Co-Founder, Chairman and Chief Executive Officer, Kyle Kazan, Co-Founder, President and Board Director, Graham Farrar and Chief Financial Officer, Mark Vendetti will participate in the 25th Annual ICR Conference to be held January 9-11, 2023 in Orlando, FL. Additionally, Glass House announced preliminary financial results for its fourth quarter ending December 31, 2022.

Mr. Kazan, Mr. Farrar and Mr. Vendetti will be available to meet with investors on January 9 and 10, and will participate in a fireside chat on Tuesday, January 10, 2023 at 2:30pm ET. A live webcast of their presentation will be available on the Glass House Brands Investor Relations site at https://ir.glasshousebrands.com/ in "Events and Webcasts" under the "News & Events" drop down menu. The webcast will be archived for approximately 30 days.

Preliminary Q4 2022 financial results

The Company anticipates Q4 2022 revenue of approximately $31 million to $32 million, within the upper end of guidance of $30 million to $32 million, reflecting record wholesale revenue of over $15 million and the full quarter impact of the three NHC stores acquired in September of 2022. Gross margin for Q4 2022 is expected to be in the low 30% range and in line with Q3 2022 as production costs have remained relatively flat versus $134 per pound in Q3, consistent with guidance. Wholesale biomass production and sales closely mirrored Q3 performance, consistent with guidance, at approximately 74,000 pounds and 69,000 pounds, respectively. Overall, wholesale biomass pricing stabilized during the quarter with the projected average selling price per pound increasing to approximately $231 per pound, up from $204 per pound in Q3. Additionally, the Company continues to aggressively expand its retail footprint and expects the Farmacy location in Santa Ynez as well as the NHC dispensary in Turlock to open in Q1 2023. These two dispensaries were previously projected to open in Q4 2022, but delays in obtaining regulatory approvals pushed back the openings.

“We are pleased that Q4 revenues are in the upper half of our guidance and margins are in line with our guidance despite the continued industry and macro headwinds. The significant progress we’ve made expanding our business and improving profitability over the past several quarters underpins our high degree of confidence in the future,” stated Kyle Kazan, Glass House Co- Founder, Chairman and CEO. “We remain well positioned to capitalize on the multitude of opportunities that lie ahead.”

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the Company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle D. Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com.

FORWARD LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. In particular, and without limiting the generality of the foregoing, forward looking information in this press release includes statements related to: Q4 2022 revenues expected to be $31 million to $32 million; Q4 2022 gross margin expected to be around flat with Q3 2022; Q4 2022 production costs expected to be around $134 per pound; Q4 2022 wholesale biomass production and sales expected to closely mirror Q3 performance at approximately 74,000 pounds and 69,000 pounds, respectively; average Q4 2022 wholesale prices expected to be approximately $231 per pound; and the expected opening of two additional dispensary locations by the end of Q1 2023, including the Farmacy location in Santa Ynez as well as the NHC dispensary in Turlock. All forward-looking statements, including those herein are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's Annual Information Form available on SEDAR at www.sedar.com and in the Company’s Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR at www.sedar.com. The forward- looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

SOURCE Glass House Brands Inc.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

ICR, Inc.

Reed Anderson

T: 646-277-1260

E: Reed.Anderson@icrinc.com

Media Contact:

ICR, Inc.

Seth Grugle

T: 646-277-1272

E: GlassHouseBrandsPR@icrinc.com